

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2012

<u>Via E-mail</u>
Mykola Ogir
Chief Executive Officer
Kolasco Corp.
1005 – 63 Callowhill Drive
Toronto, ON M9R 3L6
Canada

> **Re: Kolasco Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 15, 2012**
> **File No. 333-180459**

Dear Mr. Ogir:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. Please provide a currently dated consent from your auditor in connection with the revisions to your financial statements and their report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Wright Gumbs, Staff Accountant, at 202-551-3373 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.


Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director


cc: <u>Via E-mail</u>
        Thomas E. Stepp, Jr., Esq.
        Stepp Law Corporation